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SEC FILE NUMBER
000-28452

CUSIP NUMBER
92257T-CO-8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Velocity Express Corporation

Full Name of Registrant
Not Applicable

Former Name if Applicable

One Morningside Drive North, Bldg. B, Suite 300

Address of Principal Executive Office (Street and Number)
Westport, Connecticut 06880

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Velocity Express Corporation is filing this report for a 15-day extension for filing its Annual Report on Form 10-K (the “Form 10-K”) for the period ended June 30, 2007 as we are not able to file the Form 10-K by the prescribed filing date without unreasonable effort and expense. Because of the complexities associated with the accounting for our acquisition and integration of CD&L, Inc. we have experienced delays in providing our independent registered accounting firm, UHY LLP, with certain documentation they require to complete their year end audit. This documentation relates primarily to the purchase accounting adjustments we have recorded in our fiscal fourth quarter relating to the CD&L acquisition.

In addition, we need to negotiate a waiver and amendment of certain financial covenants in our credit facilities with our senior lenders. Earlier this month, at our request our lenders proposed new covenants that were acceptable to us. These covenants assumed attrition in the lower margin financial services business sector due to the previously disclosed effect of the Federal legislation known as Check 21. In addition, however, the Company has been attempting to negotiate more commercially reasonable risk management terms in its service contract with a large financial services customer and these negotiations resulted in a recent notice of cancellation from this customer which makes it advisable for us to revise the forecasts on which the proposed covenants were based. We anticipate that our lenders will continue to be willing to provide us with a waiver and amendment of our financial covenants after our revised forecasts have been reviewed. Although no assurances can be given, we anticipate being able to effect the foregoing prior to October 15, 2007.

We believe we will be able to provide our auditors with all of the foregoing information in time for them to complete their audit and for us to file our Form 10-K by the extended deadline.

This notification contains certain forward-looking statements regarding Velocity Express within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on the beliefs of our management as well as assumptions made by and information currently available to our management. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Edward W. Stone	(203)	349-4199
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On July 3, 2006, the Company entered into an agreement which closed on August 17, 2006 to acquire CD&L, Inc. As such, the company expects to report substantially higher revenue for its fiscal 2007 than it did for fiscal 2006, a larger loss from operations because of costs associated with its acquisition and subsequent integration into the Company’s operations and a larger net loss because of the acquisition and integration costs and the additional cash and non-cash interest expenses associated with the acquisition financing. The Company is not in a position to provide the specific amounts of these changes because the Company’s auditors have not yet had the opportunity to complete their audit procedures on the Company’s financial statements to be included in the Form 10-K.

Velocity Express Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 28, 2007	By	/s/ Edward W. Stone

Name: Edward W. Stone
Title: Chief Financial Officer